Exhibit 99.3

STANDARD LITHIUM LTD.

TMX TSX TRUST

Appointment of Proxyholder

I/We, being holder(s) of common shares of Standard Lithium Ltd. (the "**Company**"), hereby appoint Robert Mintak or, failing this person, Salah Gamoudi or, failing this person, Sam Cole OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (Vancouver Time) on Thursday, June 27, 2024 via live webcast at https://virtual-meetings.tsxtrust.com/1661 (the "**Meeting**") and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR all Resolutions. Please use a dark black pencil or pen.

1. Number of Director	***FOR***	***AGAINST***
To set the number of Directors at seven (7)	☐	☐

2. Election of Directors

The election of directors 1 through 7 listed below to hold office until the earlier of (i) the next annual general meeting of shareholders or (ii) until their successors are duly elected or appointed

	FOR	***AGAINST***
1. Robert Cross	☐	☐
2. Andrew Robinson	☐	☐
3. Robert Mintak	☐	☐
4. Jeffrey Barber	☐	☐
5. Volker Berl	☐	☐
6. Claudia D'Orazio	☐	☐
7. Anca Rusu	☐	☐

3. Appointment of Auditors	***FOR***	***WITHHOLD***
Appointment of PricewaterhouseCoopers LLP, as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration	☐	☐

4. By-Law No. 1	***FOR***	***AGAINST***
To approve the adoption of the new By-Law No. 1, as further described in the information circular	☐	☐

5. Stock Option Plan	***FOR***	***AGAINST***
To re-approve the rolling stock option plan, as further described in the information circular	☐	☐

6. Long Term Incentive Plan	***FOR***	***AGAINST***
To re-approve the long-term incentive plan, as further described in the information circular	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go our website: services.tsxtrust.com/financialstatements and input code and input code 7237A

- ❑ I would like to receive quarterly financial statements
- ❑ I would like to receive annual financial statements
- ❑ I would like to receive the information circular for the next meeting
- ❑ I would like to receive future mailings by email at ______________________________

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

______________________________________ ______________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. All proxies must be received by 10:00 a.m. (Vancouver time) on June 25, 2024.

Proxy Form – Annual General and Special Meeting of Shareholders of Standard Lithium Ltd. to be held on Thursday, June 27, 2024 at 10:00 a.m. (Pacific Time) (the “Meeting”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy. 5. All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. 6. This proxy is solicited by and on behalf of Management of the Corporation. 7. As noted above, this proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matter identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement, thereof, whether or not the matter is routine and whether or not the matter is contested. How to Vote INTERNET • Go to www.meeting-vote.com • Cast your vote online • View Meeting documents TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760 and follow the voice instructions To vote using your smartphone, please scan this QR Code ➔ To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX or EMAIL • Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 • You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com. An undated proxy is deemed to be dated on the day it was received by TSX. If you wish to receive investor documents electronically in future, please visit services.tsxtrust.com/edelivery to enrol. All proxies must be received no later than 10:00 a.m. (Pacific Time) on Tuesday, June 25, 2024.